NOT FOR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, JAPAN AND AUSTRALIA

Press Release

Veolia Environnement announces a €2.6 billion rights offering.

Paris, June 12, 2007. Veolia Environnement today announced that it is launching a €2.6 billion rights offering. The offering will be made through the distribution of preferential subscription rights to all shareholders, giving shareholders the right to subscribe to a total of 51,918,579 new Veolia Environnement shares (assuming no exercise of stock options).

The rights offering will take place in order to further support Veolia Environnement’s profitable growth strategy. The company has announced a number of targeted acquisitions recently, including:

•	The acquisition of Cleanaway UK in June 2006 for €859 million;[1]
•	The acquisition of Sulo in Germany in April 2007 for an enterprise value of €1,450 million;[1]
•	The acquisition of 75% of TMT in Italy in June 2007 on the basis of a €338 million enterprise value (in 100%); and
•	The acquisition of Thermal North America Inc. in the United States in June 2007 for

US$788 million.1

The €2.6 billion rights offering launched today is in line with a rationale aimed at financing future growth.

The rights offering will result in the issuance of 51,918,579 new shares (or up to 52,741,899 new shares if certain outstanding share subscription options are exercised). Subscription to new shares will be carried out at the price of €49.70 per share on the basis of one new share for 8 existing shares. The subscription price corresponds to a 15,9% discount to the closing price of Veolia’s shares on Eurolist by EuronextTM Paris on June 8, 2007.

Every Veolia Environnement shareholder will receive one right for each existing share held at the close of business in Paris on June 13, 2007. The subscription period for new shares will start on June 14, 2007 and will close on June 27, 2007. During this period, the preferential subscription rights will be listed and traded on Eurolist by EuronextTM Paris. Shareholders exercising rights will also be able to place contingent orders for the shares underlying any rights that are not exercised.

The rights will be distributed to all shareholders, including shareholders resident in the United States. However, rights may only be exercised in the United States by qualified institutional buyers, within the meaning of Rule 144A under the Securities Act of 1933, as amended. No placement of the rights or the shares will be made in the United States.

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1 Including financial debt.

This document is not an offer of securities for sale in the United States or any other jurisdiction. The securities may not be offered or sold directly or indirectly in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of the offering in the United States or to conduct a public offering of the securities in the United States.

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NOT FOR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, JAPAN AND AUSTRALIA

Holders of Veolia Environnement American Depositary Shares will not receive rights. Instead, The Bank of New York, as depositary, will endeavor to sell the rights relating to the underlying shares, and will remit the net proceeds, if any, to ADS holders.

Settlement and delivery and listing of the new shares issued in the capital increase is expected to take place on July 10, 2007. The new shares will confer dividend rights in respect of any period from January 1, 2007. They will be fungible with existing shares already listed on Eurolist by EuronextTM Paris (FR 0000124141).

A prospectus having received a visa from the Autorité des marchés financiers (the “AMF,” the French securities regulator) under no. 07-180 on June 11, 2007 is available free of charge from the financial intermediaries designated to receive the subscriptions as well as from the registered office of Veolia Environnement. It can also be found on the websites of Veolia Environnement (www.veolia.com) and the AMF (www.amf-france.org). This prospectus consists of the reference document filed with the AMF on April 3, 2007 under no. D.07-0264, an update of the reference document, and a transaction note (“note d’opération”) that includes a summary of the prospectus. The prospectus that received a visa from the AMF contains a section entitled “risk factors” that contains certain factors that should be considered in connection with an investment decision.

Financial Analysts and Institutional Investors: Nathalie Pinon - Tel +33 (0)1 71 75 01 67

Press releases are posted on our website at: http://www.veolia-finance.com

This document is not an offer of securities for sale in the United States or any other jurisdiction. The securities may not be offered or sold directly or indirectly in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of the offering in the United States or to conduct a public offering of the securities in the United States.

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